QUORUM X DIAGNOSTICS

2020 Report

Dear investors,

This past year went super well for Quorum X Diagnostics. We've received new investments, made progress on our product, and are close to deploying units. We still need to raise ~$350k to reach a point where we can start generating revenue, via selling units. We anticipate we can raise this amount and begin generating revenue in 7-10 months. If we sell 20-50K units a month we will average between $650,000 and $1,000,000 per month in revenue.

We need your help!

Invest in our upcoming Wefunder campaign - we're building the first 4-minute at-home Antigen test for COVID! We've tested 350+ patient samples, with results confirmed by 2 independent labs. Our team consists of 5 doctors & an Army of interns, and we raised $630K in 2020 and $170K in 2021. We have an anticipated Market Demand of 60-90M tests weekly. Our founder, Maria Nagy, is a Ph.D. microbiologist and Quorum Sensing Expert.

Sincerely,

Dr. Maria Nagy
CEO

Dr. Angel A. Rivera
CTO

Mark D Koepsel
CFO

Our Mission

We want to have a line of take-home rapid diagnostics, similar to the company Alere. This diagnostic company made several rapid take-home POC lateral flows. They were bought by Abbott for $5.3B.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Raised more funds.
- Got closer to deploying units.
- Closer to our needed goal to generate revenue.

The Bad

- Covid.
- Also Covid.
- And...Covid.

2020 At a Glance

January 1 to December 31

$0
Revenue

-$203,836
Net Loss

$138,558 +565%
Short Term Debt

$261,948
Raised in 2020

$60,000
Cash on Hand
As of 02/ 3/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are awaiting FDA EUA approval for our 4-min at-home antigen test for COVID. The test is able to during detect an active infection even if a person is asymptomatic. It is a lateral flow test design, "kinda" like a pregnancy test, but for COVID.

We want to have a line of take-home rapid diagnostics, similar to the company Alere. This diagnostic company made several rapid take-home POC lateral flows. They were bought by Abbott for $5.3B. Forward-looking projections cannot be guaranteed.

Milestones

Quorum X Diagnostics, Inc. was incorporated in the State of Delaware in August 2017.

Since then, we have:

- 💸$630K raised in 2020, $170K raised in 2021 thus far ($120K Private, $50K Wefunder)
- 💥We went from idea to a Covid product to FDA application in under a year.
- 🔬Tested 350+ patient samples, results confirmed by 2 independent labs
- 👩‍⚕️Team consists of 5 doctors & an Army of interns

- 💰3 established Go-To-Market Strategies & National distribution with help of Physician 360.

- 📌Anticipated Market Demand of 60-90M tests weekly

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0.

- *Assets.* As of December 31, 2020, the Company had total assets of $180,540, including $109,565 in cash. As of December 31, 2019, the Company had $4,700 in total assets, including $1 in cash.

- *Net Loss.* The Company has had net losses of $203,836 and net losses of $42,284 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $214,286 for the fiscal year ended December 31, 2020 and $60,890 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $115,228 in debt, $400,000 in equity, $140,500 in convertibles, and $83,563 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Quorum X Diagnostics, Inc. cash in hand is $60,000, as of February 2022. Over the last three months, revenues have averaged $2,166.66/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $13,000/month, for an average burn rate of $10,833.34 per month. Our intent is to be profitable in 4 months.

Since the date our financials cover, we have received a $6,500 donation form a non-related party in January 2022, with no restrictions on its use.

We need to raise ~$350k to reach a point where we can start generating revenue, via selling units. We anticipate we can raise this amount and begin generating revenue in 7-10 months. If we sell 20-50K units a month we will average between $650,000 and $1,000,000 per month in revenue.

We are not currently profitable. in order to become profitable, we first need to raise $350k. This will go towards retesting, performing 4 experiments on our product, getting our product reviewed by both an independent consultant and a statistician, and getting FDA approval. We believe we can accomplish this, and begin generating revenue in 7-10 months. We anticipate becoming profitable in 18 months.

Outside of funds raised in this community round, we have a pending investment of $50,000 dollars. This investment would be for royalties, not a priced round, loan, SAFE, or convertible note.

We will continue to bootstrap as necessary to cover any short term burn.

Any projections in the above narrative are forward-looking and cannot be guaranteed.

Net Margin: -20,673% Gross Margin: 100% Return on Assets: -113% Earnings per Share: -$33,972.67

Revenue per Employee: $493 Cash to Assets: 61% Revenue to Receivables: ~ Debt Ratio: 119%

20.12.31_FINAL_FS_Quorum_X.pdf

We ❤ Our 376 Investors

Thank You For Believing In Us

Eric Woods
Sheila Henriques
Larry Diamond
Gilberto Rodriguez
Hatem Rowaihy
Herman Venter
Eric Woods
Michael Kam
Ron Hudspeth
Tami Langshaw
S Marie Lyons Bazile
Clifton McMillan Jr.
Cezar Cristian Andrei
Roderick Herron
Paul-alvin Chad Phan
Jess Javier
Tami Langshaw
Robert Cervelli
Michael Vo
Don Oliver
Sherri Williams
Dr. Pete I. Maduka-Okafor
Ronald Allen
Henry Okeke
Kyle Dees
Eufred Houndegla
Russell Larocque
Shelly Kennin
Dan Luhman
Rhett Butler
CM Soltero
Brian L Elliott-Pearson
Charles Hardwick
Neil McNamara
Jackson Tan
Bob DeLuca
Luciano Ferreira
Albert A Magana
Douglas Gaasvig
Glenn Tomio Segawa
Scott Voelkerding
Aaron Wayne Carpenter
Hugh Donatello
Julio Castellan
Elliot Martinez
Matthew Scherer
Daniel Serraide
Wyatt Powell
Francis Atkins
Heath Renfrow
Otis F. Smith Jr.
Kiranmayi Komati
Randy Hasslinger
Anne LaForti

Nelton Barrett
Felix Ampongan
Roxy Figueroa
Mads Georgsen
Serge-Eric Tremblay
Nicky Golbahar
Yannick Lewis
Yvonne Landry
Megan Moran
Matt Kelly
Jarett Cory
Kwame Theriot
Catherine Smith
Alvin Wong
Andrew Candido
Gary Tortomasi
Victoria Chumney Powell
Catherine Smith
Billy Myles
Richard Bentley
Reba Sue Johnson
Alfonso Quinones
Patrick Shay
Jason Wildes
Joseph Oseghale
Jason Hanigan
Michael Ligouri
Otis F. Smith Jr.
Joseph Pensiero
Francis Atkins
Liling Tan
Jason Tarbet
John Lehotsky
Shivaprakash Bhairappa
Mouang Saechao
Rob Miller
Gregory Mitchell
Anna Dopierala
Gary Matthew Clemens
Mark Lerner
Dipendra Tiwari
Shui Chong Tong
Winston Arver
Dale Richardson
Amit Choksi
Keith Raymond Hayden
Ines Rosales
Gary Matthew Clemens
Ha Nguyen
Heath Renfrow
Juan Carlos Castillo
Charles Bringe
Emmanuel Lyte
James Lisk

Wardell Carter
Lindsay Newman
Mitchell Gibson
Srinivas Gadiraju
David Carrillo
Christopher J Reed
Tom Dolezal
Lena Medina
Rakesh Patel
Hak Lee
Victoria Chumney Powell
Dave Genette
Silas Grossberndt
Kurt Schlicher
Alireza Khadem-Ghaeini
Anil Sunny
Becky Walker Williams
Hak Lee
Jedaiah Walsh
Lillian Jefferson
James Molnar
Khalil Rekani
Matthew Salkeld
Christopher Hanson
Emmanuel Antoine
Robert Lee
Richard Bjelland
Aaron Wayne Carpenter
Ky Nix
Daniel McElroy
Samantha Bynum
Jacobus Dirk Spreeuwen...
Malachi Hurst
Karthik Thenkondar
Cody R Austin
Jason Robinson
George Berry
James Butler
Lorie Davis
Ebrima Dibba
Jim Dalton
Ken Rudominer
Scott Leibold
Frederick Johnson
Audrey Joy
Fahad Kashem
Sean Doherty
David Goldberg
Nalini Sridharan
James Luciani
Juan Carlos Castillo
Peter Banos
Dawn M Manke
Gladys Bolding

Exel Fairclough
Charles Ellis
Tre Baker
Janelle Cooper
Nelson A Legaspi
Cody Heisinger
Herman Venter
Nia Lizanna
Keith Guerin
Bee Yang
Gavin Powell
Keeth Johnson
Hitesh Chhabria
Tonya Yvette
Harold Taber
Terell Sloan
Gavin Powell
Roderick Herron
Chris D. Busick
Noel Levine
David Hudson
Carl Moreland
Arthur Simon
Georganna Brooks
Kiranmayi Komati
David Troxell
William A Evans
Everett Lindsey
Davinder Sharma
Dan TRAN
Alice G Lambur Ponce Pe...
Navdeep Jhita
Willie Buckines
David Sidbury
Erick Cardona
Sandy Toth
Heath Renfrow
Steven Buckines
Rahim Baldwin
Tirus Gitao
Leslie White
Lee Szam
Anthony Delcourt
Zaw Wawhkyung
Dale Edberg
Chris Adams
Clyniece Watson
James Luciani
Patrick Enweronye
Christopher Goggin
Paul Nardella
Joachim Mark Edward
Habib Rahman
Gladys Bolding

Alex Santamaria
Brian Gross
Braun Mincher
Linda Kreitz
Jeremy Hasbrouck
Tom Loveman
Emah Anyang
Quan Yin Lynne Williams
John E Mason
Baron Huntington
Cory Waggoner
Robert Morrison
Mike Rice
Yen M Chea
Bob Rainey
Denise Fricano
David Phipps
Gregory Christie
Johnathon Marshall Taylor
Maria Clark
Jaison John Betsekas
Sherri Williams
Chester-Castillo Morales
William Edward Matthews
Maria Nagy
Dr. Lisa B. Rivera
Davender Bhardwaj
Joel Roberts
Michael Brady
Georgia Chronas-Sfirogia...
Paul Nardella
Apurva Shah
Anne Miller
Timothy P Rodgers
Juan Carlos Castillo
David Goldberg
Chris Linner
Gabriel Gomez
Ravi Parihar
Ricardo Bernardino
Joseph Pensiero
Peter Banos
Angeles Siarza
Exavior Joseph Hunt
Charles Opoku
Webster Thomas
Marcus Morgan
Mallika Rai
Daniel Epstein
Christopher Goggin
Amit Choksi
Waikeitha Mapp
David A. Forde
Mario M Teel Jr.

Yannick Lewis
Omar Shehab
Yohance Williamson
Anthony Wragg
Florin Badita
Emah Anyang
Mads Georgsen
Jason Roe
Kewanna Gordon
Gary Jones
Domenic Gigliotti
Iran E Spradley
Becky Walker Williams
Charlene Sealy
Everett C Anderson
Larry Yonish
Ron Hudspeth
Alireza Khadem-Ghaeini
Chandler Koglmeier
Morris Gelman
Joseph Preterotti
Chris Hogue
David Wong
Julio Pena
Jason Hershberger
Richard R. Simpson
John Ritter
Kerby Scales
Bashar Nesheiwat
William A Corrao
Douglas Lippert
Bradley James Vancil
Wanda White
Marshall Royce
Edward Bush
Satyaprakash Vedule
Bhim Subedi
Stephan De Kwiatkowski
James Luciani
Jakob Mickley
Joel Roberts
Nathanial Johnson
Cuong Nguyen
Brian Yinan Li
Gregory Johnson
Todd Giardina
John Brooks
Scott Voelkerding
Jennifer Hamelin
Clyniece Watson
Georgia Chronas-Sfirogia...
Oluwafunbi Awoniyi
Michael Ansems

Berwynson R Salazar
Tom Loveman
Yvonne Landry
Quang Ho
Bertram V. Council Sr.
Tim Jackson
Mads Georgsen
Shannon Massara
Frank Dissinger
Michael Spiegelman
Jill Krol
Daniel McNamee
Ron Hudspeth
Bojah Jacob
Robert Casey
Antoinette M Spillers
Kewanna Gordon
Megan Moran
Kingsley Asare
Chris Hogue
Leathia L. Williams
Anne LaForti
Sebastian Jimenez
John Brooks
Mario M Teel Jr.
Beverly Brown
Timur Kozhakanov
Stephen Slay
Mallika Rai
Charles Bringe
Sonja Palmer
Devonta Findley
Ann Mahoney Kadar
Wyatt Powell
Clifton J Mc Millan Sr
Christopher Goggin
Justin Flod
Sherie OConnell
Robert Duke
Richard Block
Richard Bjelland
CM Soltero
Andrew Mcdougal
Paul Kauer
Eric Petterson
Joseph C Cortini JR
Dan TRAN
Charles Bringe
Gabriel Paravisini
Stephen Slay
Liling Tan
William T McGhee
Jon Shingler

Thank You!

From the Quorum X Diagnostics Team



Dr. Maria Nagy
CEO



Dr. Angel A. Rivera
CTO



Dr. Rodney Nash
Advisor
CEO of Jeevan Bioscience, CSO/Product Manager of Omni International, and Board Member, Children's Health Care



Mr. Azad Rahman
Advisor
10 years Former Deloitte Manager and Supply Chain Expert and CEO of Alana Athletica.



Eric Woods
Advisor/Investor
Experienced researcher in materials science, chemistry, and biology and a former patent examiner.



Dr. Navi Jhita
Advisor
NIH Post-Doctoral Fellow in Cancer Immunology and Vaccines, Department of Pediatrics, Division of

of Atlanta-Scottish Rite.

Immunology, The Lowrance Center, Emory University.



Victoria Chumney Powell

QXD- National Sales Director

Launched new aesthetic product line and company branding. Owner / Operator of Wellness Center and Spa Owner / Operator of $5M insurance agency from 1999-2017. MA-PRTM from NCSU BA-SPCM from LSU



Mark Koepsel

Interim CFO

Global and International Business, Fortune 500 SABRE Award. Extensive International Commercial Experience Transforming Growth & Profitability. Improves Operational Performance. The Tensar Corporation University of Wisconsin



Bill Schwartz

Advisor CEO of the CEO Alliance

Owner CEO Alliance Owner Sautee Mountain Retreat 50+ years of experience training CEOs. Consulting Fortune 500 companies, and authoring 2 books on leadership. Director of two MBA programs on Organizational Change and Leadership

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Dr. Angel A. Rivera	CTO @ QXD	2019
Maria M. Nagy	CEO @ Quorum X Diagnostics	2017

Officers

OFFICER	TITLE	JOINED
Mark koepsel	CFO	2022
Dr. Angel A. Rivera	CTO	2019
Maria M. Nagy	President CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Maria M. Nagy	5,100,000 Common Stock	77.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2018	$8,678		Other
09/2018	$2,000		Section 4(a)(2)
10/2018	$500		Section 4(a)(2)
10/2018	$3,000		Section 4(a)(2)
12/2018	$1,500		Section 4(a)(2)
01/2019	$22,500		Other
03/2019	$12,500		Section 4(a)(2)
10/2019	$3,000	Safe	Section 4(a)(2)
12/2019	$31,386		Other
06/2020	$10,000	Safe	Section 4(a)(2)
07/2020	$750	Safe	Section 4(a)(2)
08/2020	$10,000	Safe	Section 4(a)(2)
10/2020	$3,000	Safe	Section 4(a)(2)
11/2020	$5,000	Safe	Section 4(a)(2)
11/2020	$5,000	Safe	Section 4(a)(2)
12/2020	$147,721		4(a)(6)
12/2020	$44,813	Safe	Section 4(a)(2)
12/2020	$35,664		Other
03/2021	$2,000	Safe	Section 4(a)(2)
04/2021	$400,000	Common Stock	Section 4(a)(2)
06/2021	$50,000		Section 4(a)(2)
12/2021	$17,000		Section 4(a)(2)
12/2021	$100,000		Section 4(a)(2)
01/2022	$21,000		Section 4(a)(2)
02/2022	$50,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
09/30/2018	$2,000	8.0%	20.0%	$3,000,000	09/30/2019
10/30/2018	$500	8.0%	20.0%	$3,000,000	10/30/2019
10/31/2018	$3,000	8.0%	20.0%	$3,000,000	10/31/2019
12/28/2018	$1,500	8.0%	80.0%	$3,000	12/29/2019
03/31/2019	$12,500	8.0%	25.0%	$3,000,000	03/31/2021
12/31/2021	$100,000	12.0%	0.0%	$25,000,000	12/31/2022
01/31/2022	$21,000	12.0%	0.0%	$25,000,000	01/31/2023

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Maria M. Nagy	01/31/2018	$8,678	$8,678	0.0%	02/28/2027	Yes
Maria M. Nagy	01/01/2019	$22,500	$22,500	0.0%		Yes

Maria M. Nagy	12/29/2019	$31,386	$31,386	0.0%		Yes
Maria M. Nagy	12/27/2020	$35,664	$21,164	0.0%	02/28/2027	Yes
Maria Nagy	12/31/2021	$17,000	$17,000	0.0%		Yes

Related Party Transactions

Name	Maria M. Nagy
Amount Invested	$31,386
Transaction type	Loan
Issued	01/20/2018
Outstanding principal plus interest	$31,386 as of 05/2020
Interest	0.0 per annum
Maturity	01/01/2025
Outstanding	Yes
Relationship	CEO

This is a 0% interest loan with no maturity date, issued by the Company's CEO, Maria Nagy. It is intended to be paid back once the Company decides there is adequate cash flow.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	6,600,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

If there are any unforeseeable problems with the ability to patent this technology.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

That FDA EUA does not approve the at-home COVID NOW test due to unforeseen or uncorrectable circumstances.

That we aren't able to achieve a high enough sensitivity due to variability with the mass populous completing their own nasal swabbing.

The antibodies that we are using aren't stable enough to withstand high output manufacturing.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

That we are unable to get the test appropriate sensitivity and specificity for EUA approval.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Quorum X Diagnostics, Inc.

- Delaware Corporation
- Organized September 2017
- 2 employees

1860 Montreal Rd
Tucker GA 30002

http://www.quorumxdiagnostic.com

Business Description

Refer to the Quorum X Diagnostics profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Quorum X Diagnostics is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.